SO 3/6/03

03012938

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

UF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4484 S. Pecos Road
(No. and Street)

Las Vegas (City) NV (State) 89121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victoria S. Lodato 702-734-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beadle, McBride, Evans, & Reeves
(Name – *if individual, state last, first, middle name*)

3285 Renaissance Dr (Address) Las Vegas (City) NV (State) 89119 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

RECD S.E.C.
FEB 28 2003
536

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Victoria S. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Securities LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Fin. Op. Prin.

Title

Notary Public

AMANDA STEVENS
Notary Public, State of Nevada
Appointment No. 02729371
My Appt. Expires Jan. 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL PRINCIPAL CERTIFICATION

THE ATTACHED AUDITED FINANCIAL STATEMENT
REFLECTS THE FINANCIAL CONDITION OF

USA Securities, LLC

AS OF

December 31, 2002

AND IS TRUE AND CORRECT TO THE BEST OF
MY KNOWLEDGE AND BELIEF

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2003
WASH. D.C. 165 SECTION

Victoria S. Loob, Financial Principal

Victoria S. Loob

Subscribed to and sworn to before me this 26 **day of** February **2003.**

(Notary Public)

My commission expires: 6/28/03

USA SECURITIES, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS
December 31, 2002

TABLE OF CONTENTS

BEADLE, MCBRIDE, EVANS & REEVES, LLP
accountants and consultants

REPORT OF INDEPENDENT AUDITOR

To Management
USA Securities, LLC
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of USA Securities, LLC (a company in the development stage) as of December 31, 2002, and the related statements of operations, members' equity and cash flows for the years ended December 31, 2002 and 2001, and the period of March 3, 1999 (inception) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, and the period of March 3, 1999 (inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Beadle, McBride, Evans & Reeves LLP

Las Vegas, Nevada
February 10, 2003

USA SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Current assets:		
Cash	$	6,990
Prepaid expenses		1,320
Total current assets		8,310
	$	8,310

LIABILITIES and MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	215
Total current liabilities		215
Commitments		-
Members' equity		8,095
	$	8,310

See Notes to Financial Statements

USA SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the years ended December 2002 and 2001, and the period of March 3, 1999 (inception) to December 31, 2002

	2002	2001	March 3, 1999 (Date of inception) to December 31, 2002
Revenues:			
Commissions	$ -	$ -	$ -
General and administrative expenses	24,028	10,877	34,905
(Loss) from operations	(24,028)	(10,877)	(34,905)
Other income (expenses):			
Interest (expense)	-	-	-
	-	-	-
Net (loss)	$ (24,028)	$ (10,877)	$ (34,905)

See Notes to Financial Statements

USA SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the years ended December 2002 and 2001, and the period of March 3, 1999 (inception) to December 31, 2002

	2002	2001	March 3, 1999 (Date of inception) to December 31, 2002
Beginning balance	$ 19,123	$ -	$ -
Member Contributions	13,000	30,000	43,000
Net (loss)	(24,028)	(10,877)	(34,905)
Distributions	-	-	-
Ending balance	$ 8,095	$ 19,123	$ 8,095

See Notes to Financial Statements

USA SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the years ended December 2002 and 2001, and the period of March 3, 1999 (inception) to December 31, 2002

	2002	2001	March 3, 1999 (Date of inception) to December 31, 2002
Cash flows from operating activities:			
Commissions	$ -	$ -	$ -
Cash paid to vendors	(25,133)	(10,877)	(36,010)
Net cash (used in) operating activities	(25,133)	(10,877)	(36,010)
Cash flows from investing activities:			
	-	-	-
Net cash provided by investing activities	-	-	-
Cash flows from financing activities:			
Member contributions	13,000	30,000	43,000
Net cash provided by financing activities	13,000	30,000	43,000
Increase (decrease) in cash	(12,133)	19,123	6,990
Cash, beginning of year	19,123	-	-
Cash, end of year	$ 6,990	$ 19,123	$ 6,990

The following is a reconciliation of net income to net cash provided by operations:

	2002	2001	March 3, 1999 (Date of inception) to December 31, 2002
Net (loss)	$ (24,028)	$ (10,877)	$ (34,905)
Items not requiring cash:			
Increase in prepaid expenses	(1,320)	-	(1,320)
Increase in accounts payable and accrued expenses	215	-	215
Net cash (used in) operating activities	$ (25,133)	$ (10,877)	$ (36,010)

See Notes to Financial Statements

Note 1. Nature of business and summary of significant accounting policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business
USA Securities, LLC (a development stage company) (the "Company") was organized March 3, 1999 as a Nevada limited liability company. The Company has requested approval to conduct a limited securities business as a broker-dealer under SEC Rule 15c3-1(a)(2)(vi) and is a member of the National Association of Securities Dealers (NASD). Investment products offered will include Direct Participation Programs, Direct Participation Interests (for LLCs), Limited Partnerships, and Real Estate Syndications. Both public and private Direct Participation offerings will be sold. The Company intends to be involved in primary offerings. All offerings will be sold on a *best-efforts* basis, whereby the product subscription document and customer check will be promptly forwarded to the product sponsor. It is not the intent of the Company to hold customer funds or securities and the Company will operate pursuant to the exemptive provision of SEC Rule 15c3-3. As of December 31, 2002, the Company did not have any customers.

Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of footnote information at the date of the financial statements. Actual results could differ from those estimates.

Summary of accounting policies

Income taxes
Under the laws pertaining to federal income taxation, limited liability companies are treated as partnerships. Accordingly, no federal income tax is paid by the Company. Each individual member reports on his/her federal income tax return his/her distributive share of the Company's income, gains, losses, deductions and credits, regardless of whether or not any actual distribution is made during the year.

Fair value of financial instruments
At December 31, 2002, there are no financial instruments.

Comprehensive income
There is no difference or reconciling items between net income and comprehensive income for the period ended December 31, 2002.

Note 2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $8,095, which was $3,095 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

SCHEDULE I

USA SECURITIES, LLC

(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Net capital	
Total members' equity	$ 8,095
Net capital	$ 8,095
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 215
Total aggregate indebtedness	$ 215
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 5,000
Excess net capital at 1,500 percent	$ 8,081
Excess net capital at 1,000 percent	$ 8,073
Ratio: Aggregate indebtedness to net capital	0.03 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2002 (unaudited) FOCUS report:	$ 43,000
Audit adjustments to reclassify prepaid expenses	1,320
Audit adjustments to net worth for reclassifed expenses	(36,225)
Net capital per above	$ 8,095

BEADLE, MCBRIDE, EVANS & REEVES, LLP
accountants and consultants

REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Management
USA Securities, LLC
Las Vegas, Nevada

We have audited the accompanying financial statements of USA Securities, LLC as of December 31, 2002, and have issued our report thereon dated February 10, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beadle, McBride, Evans & Reeves LLP

Las Vegas, Nevada
February 10, 2003